                      As filed with the Securities and Exchange Commission
                      on May 27, 2008
                      File Nos. 333-09341, 811-7739

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N1-A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☑

Pre-Effective Amendment No. ☐
Post-Effective Amendment No. 24 ☑

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☑

Amendment No. 26 ☑

HARDING, LOEVNER FUNDS, INC.
(Exact Name of Registrant as Specified in Charter)

200 Clarendon Street, 18th Floor
Boston, Massachusetts 02116
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: 1-877-435-8105

Tracie A. Coop
State Street Bank and Trust Company
4 Copley Place, 5th Floor
Boston, Massachusetts 02116
(Name and Address of Agent for Service)

With a copy to:
Jon S. Rand, Esq.
Dechert
1095 Avenue of the Americas
New York, NY 1036-6797
(legal counsel for the Fund)

Approximate Date of Proposed Public Offering:
As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective:

☑
This form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-09341.

If appropriate, check the following box:
☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Part C:  OTHER INFORMATION

Item 23.		Exhibits

(a)		Articles of Incorporation, dated July 31, 1996 (previously filed in Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) are incorporated herein by reference.

(a)	(1)
Articles Supplementary, dated August 4, 2005 (previously filed in Post-Effective Amendment No.16 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) incorporated herein by reference.

(a)	(2)
Articles Supplementary, dated March 19, 2007 (previously filed in Post-Effective Amendment No. 20 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) are incorporated herein by reference.

(a)	(3)
Articles Supplementary, dated May 21, 2008 (previously filed in Post-Effective Amendment No. 23 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) are incorporated herein by reference.

(b)	(1)	By-laws (previously filed in Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) are incorporated herein by reference.

(b)	(2)
Amended and Restated By-Laws (previously filed in the Post-Effective Amendment No.17 to the Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) are incorporated herein by reference.

(c)		Not applicable.

(d)	(1)
Advisory Agreement, dated October 14, 1996, between the Registrant (International Equity Portfolio) and Harding, Loevner Management, L.P. (previously filed in Pre-Effective Amendment No.1 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(d)	(2)
Advisory Agreement, dated October 14, 1996, between the Registrant (Global Equity Portfolio) and Harding, Loevner Management, L.P.  (previously filed in Pre-Effective Amendment No.1 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(d)	(3)
Advisory Agreement, dated October 14, 1996, between the Registrant (Emerging Markets Portfolio) and Harding, Loevner Management, L.P. (previously filed in Pre-Effective Amendment No.1 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(d)	(4)
Advisory Agreement between the Registrant (Institutional Emerging Markets Portfolio) and Harding, Loevner Management, L.P., dated July 25, 2005 (previously filed in Post-Effective Amendment No. 19 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(d)	(5)
Advisory Agreement between the Registrant (International Small Companies Portfolio) and Harding, Loevner Management, L.P. dated February 15, 2007 (previously filed in Post-Effective Amendment No. 20 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(d)	(6)
Advisory Agreement between the Registrant (Frontier Emerging Markets Portfolio) and Harding, Loevner Management, L.P., (previously filed in Post-Effective Amendment No. 23 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(e)	(1)
Distribution Agreement, dated January 1, 2008, (previously filed in Post-Effective Amendment No. 22 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(e)	(2)
Amendment to Distribution Agreement, between Registrant and Quasar Distributors, LLC, (previously filed in Post-Effective Amendment No. 23 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(f)		Not applicable.

(g)	(1)
Custodian Agreement, dated June 10, 1999, between Registrant and State Street Bank and Trust Company (formerly Investors Bank & Trust Company) (previously filed in Post-Effective Amendment No.5 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739), is incorporated herein by reference.

(g)	(2)
Letter Amendment to the Custodian Agreement, dated April 15, 2003, between Registrant and State Street Bank and Trust Company (formerly Investors Bank & Trust Company) (previously filed in Post-Effective Amendment No.11 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739), is incorporated herein by reference.

(g)	(3)
Amendment to the Custodian Agreement between Registrant and State Street Bank and Trust Company (previously filed in Post-Effective Amendment No.12 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739), is incorporated herein by reference.

(g)	(4)
Amendment to the Custodian Agreement, dated December 7, 2006, between Registrant and State Street Bank and Trust Company (formerly Investors Bank & Trust Company) (previously filed in Post-Effective Amendment No. 20 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739), is incorporated herein by reference.

(g)	(5)
Amendment to the Custodian Agreement, between Registrant and State Street Bank and Trust Company (formerly Investors Bank & Trust Company), (previously filed in Post-Effective Amendment No. 23 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(h)	(1)
Administration Agreement, dated June 10, 1999, between Registrant and State Street Bank and Trust Company (formerly Investors Bank & Trust Company) (previously filed in Post-Effective Amendment No.5 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739), is incorporated herein by reference.

(h)	(2)
Amendment to Administration Agreement between Registrant and State Street Bank and Trust Company (formerly Investors Bank & Trust Company) (previously filed in Post-Effective Amendment No.12 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739), is incorporated herein by reference.

(h)	(3)
Amendment to Administration Agreement, dated December 7, 2006, between Registrant and State Street Bank and Trust Company (formerly Investors Bank & Trust Company) (previously filed in Post-Effective Amendment No. 20 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739), is incorporated herein by reference.

(h)	(4)
Amendment to Administration Agreement, between Registrant and State Street Bank and Trust Company (formerly Investors Bank & Trust Company), (previously filed in Post-Effective Amendment No. 23 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(h)	(5)
Transfer Agency and Service Agreement, dated June 10, 1999, between Registrant and State Street Bank and Trust Company (formerly Investors Bank & Trust Company) (previously filed in Post-Effective Amendment No.5 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739), is incorporated herein by reference.

(h)	(6)
Amendment to Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company (formerly Investors Bank & Trust Company) (previously filed in Post –Effective Amendment No.12 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739), is incorporated herein by reference.

(h)	(7)
Amendment to Transfer Agency and Service Agreement, dated December 7, 2006, between Registrant and State Street Bank and Trust Company (formerly Investors Bank & Trust Company) (previously filed in Post-Effective Amendment No. 20 to Registrant’s Registration Statement on Form N1-A, File Nos. 333-09341, 811-07739), is incorporated herein by reference.

(h)	(8)
Amendment to Transfer Agency and Service Agreement, between Registrant and State Street Bank and Trust Company (formerly Investors Bank & Trust Company), (previously filed in Post-Effective Amendment No. 23 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(h)	(9)
Anti-Money Laundering Agreement between Registrant and State Street Bank and Trust Company (formerly Investors Bank & Trust Company) (previously filed in Post-Effective Amendment No.18 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739), is incorporated herein by reference.

(i)		Opinion and Consent of Dechert LLP is filed herewith.

(j)	(1)	Consent of KPMG (previously filed in Post-Effective Amendment No. 23 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(j)	(2)
Power of Attorney on behalf of Raymond J. Clark, R. Kelly Doherty, Jane A. Freeman, David R. Loevner and Samuel R. Karetsky (previously filed in Post-Effective Amendment No.22 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739), is incorporated herein by reference.

(k)		None.

(l)	(1)
Share Purchase Agreement, dated October 14, 1996, between Registrant and David R. Loevner for the International Equity Portfolio (previously filed in Pre-Effective Amendment No.1 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(l)	(2)
Share Purchase Agreement, dated October 14, 1996, between Registrant and David R. Loevner for the Emerging Markets Portfolio (previously filed in Pre-Effective Amendment No.1 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(l)	(3)
Share Purchase Agreement, dated October 14, 1996, between Registrant and David R. Loevner for the Global Equity Portfolio (previously filed in Pre-Effective Amendment No.1 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(m)	(1)
Distribution Plan with respect to the Investor Class (previously filed in Post-Effective Amendment No.22 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(m)	(2)
Form of Shareholder Servicing Agreement with respect to the Investor Class (previously filed in Post-Effective Amendment No. 23 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(m)	(3)
Shareholder Servicing Plan with respect to the Investor Class (previously filed in Post-Effective Amendment No.14 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(n)
Multiple Class Expense Allocation Plan (Rule 18f-3), (previously filed in Post-Effective Amendment No.22 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

(o)		None.

(p)	(1)
Amended Code of Ethics of Harding, Loevner Management, L.P. and Harding, Loevner Funds, Inc. (previously filed in Post-Effective Amendment No.18 to Registrant’s Registration Statement on Form N-1A, File Nos. 333-09341, 811-07739) is incorporated herein by reference.

Item 24.	Persons Controlled by or Under Common Control with Registrant

International Equity Portfolio

Wilmington Trust Company Trust AGT W/Longwood Gardens Inc. P.O. Box 8882 ATTN: Mutual Funds Wilmington, DE 18999	26.23%

International Small Companies Portfolio
Name and Address of Beneficial Owner	Percent of Portfolio

Charles Schwab & Co Inc. Special Custody Account for the Exclusive Benefit of Customers ATTN: Mutual Funds 101 Montgomery Street San Francisco, CA 94104	41.05%

Emerging Markets Portfolio
Name and Address of Beneficial Owner	Percent of Portfolio

Charles Schwab & Co Inc. Special Custody Account for the Exclusive Benefit of Customers ATTN: Mutual Funds 101 Montgomery Street San Francisco, CA 94104	70.22%

Item 25.	Indemnification

The Registrant shall indemnify directors, officers, employees and agents of the Registrant against judgments, fines, settlements and expenses to the fullest extent allowed, and in the manner provided, by applicable federal and Maryland law, including Section 17(h) and (i) of the Investment Company Act of 1940 (the “1940 Act”).  In this regard, the Registrant undertakes to abide by the provisions of Investment Company Act Releases No. 11330 and 7221 until amended or superseded by subsequent interpretation of legislative or judicial action.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant understands that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by itself is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 26.	Business and Other Connections of the Investment Adviser

Harding, Loevner Management, LP (the “Investment Adviser”) is a company organized under the laws of the State of New Jersey and it is an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”).

The list required by this Item 26 of officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by the Investment Adviser pursuant to the Advisers Act (SEC File No. 801-36845).

Item 27.	Principal Underwriter

(a)	Quasar Distributors, LLC also acts as principal underwriter for the following investment companies:

Academy Fund Trust	First American Funds, Inc.	Osterweis Funds
ActivePassive Funds	Fort Pitt Capital Group, Inc.	Perkins Capital Management
AIP - Underlying Funds Trust	Fund X Funds	Permanent Portfolio Funds
AIP Alternative Strategies Funds	Fusion Funds, LLC	Perritt Opportunities Funds
Akros Absolute Return Fund	Geneva Advisors All Cap Growth Fund	Phocas Financial Funds
Al Frank Funds	Glenmede Fund, Inc.	PIA Funds
Allied Asset Advisors Funds	Glenmede Portfolios	PIC Funds
Alpine Equity Trust	Greenspring Fund	Portfolio 21
Alpine Income Trust	Grubb & Ellis	Primecap Odyssey Funds
Alpine Series Trust	Guinness Atkinson Funds	Prospector Funds
American Trust	Harding Loevner Funds	Prudent Bear Funds, Inc.
Appleton Group	Hennessy Funds, Inc	Purisima Funds
Ascentia Funds	Hennessy Mutual Funds, Inc.	Quaker Investment Trust
Brandes Investment Trust	Hodges Funds	Rainier Funds
Brandywine Blue Funds, Inc.	Hotchkis and Wiley Funds	Rigel Capital, LLC
Brazos Mutual Funds	Huber Funds	Rockland Small Cap Growth Fund
Bridges Investment Fund, Inc.	Intrepid Capital Management	Schooner Investment Group
Bristlecone Value Fund	Jacob Internet Fund Inc.	Seascape Funds
Buffalo Funds	Jensen Portfolio	Smead Value Fund
Capital Advisors Funds	Julius Baer Funds	Snow Fund
Chase Funds	Kensington Funds	Stephens Management Co.
Cookson Peirce	Keystone Mutual Funds	Structured Investment Fund
Counterpoint Select Fund	Kiewit Investment Fund L.L.L.P.	Summit Funds
Country Funds	Kirr Marbach Partners Funds, Inc	Teberg Fund
Cullen Funds	Leader Short Term Bond Fund	Thompson Plumb (TIM)
Davidson Funds	LKCM Funds	Thunderstorm Mutual Funds
Duncan-Hurst Funds	Marketfield Fund	TIFF Investment Program, Inc.
Edgar Lomax Value Fund	Masters' Select Fund Trust	Tygh Capital Management
Empiric Funds, Inc.	Matrix Asset Advisors, Inc.	USA Mutuals Funds
Everest Funds	McCarthy Fund	Villere Fund
Fairholme Fund	Monetta Fund, Inc.	Winslow Green Mutual Funds
FFTW Funds, Inc.	Monetta Trust	Wisconsin Capital Funds, Inc.
FIMCO Funds	MP63 Fund	WY Funds
First Amer Investment Funds, Inc.	Muhlenkamp (Wexford Trust)
First Amer Strategy Funds, Inc.	Nicholas Funds

(b)	Information regarding Quasar Distributors, LLC is described in Schedule A of its Form BD as currently on file with the SEC, the text of which is hereby incorporated by reference.

CRD # on Form BD
103848
(c)	Not applicable

Item 28.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of the Investment Adviser, the Custodian and the Administrator.

Harding, Loevner Management, L.P.
50 Division Street, Suite 401
Somerville, NJ 08876

State Street Bank and Trust Company
200 Clarendon Street
Boston, Massachusetts 02117-9130

Item 29.	Management Services

Not applicable.

Item 30.	Undertakings.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 24 to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Somerville, State of New Jersey on the 27th day of May, 2008.

HARDING, LOEVNER FUNDS, INC.
/s/ David R. Loevner

By:
David R. Loevner, President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 27th day of May, 2008.

Signature	Title
/s/ David R. Loevner	Director and President
David R. Loevner
*/s/ Jane A. Freeman	Director
Jane A. Freeman
/s/ Puran Dulani	Chief Financial Officer and Treasurer
Puran Dulani
*/s/ Samuel R. Karetsky	Director
Samuel R. Karetsky
*/s/ Raymond J. Clark	Director
Raymond J. Clark
*/s/ R. Kelly Doherty	Director
R. Kelly Doherty
/s/ Puran Dulani
Puran Dulani * Attorney-in-Fact pursuant to a Power of Attorney filed as exhibit (j)(2) herewith.

HARDING, LOEVNER FUNDS, INC.

EXHIBIT INDEX

No.	Exhibit

(i)	Opinion and Consent of Counsel

[DECHERT LLP LETTERHEAD]

May 27, 2008
Harding, Loevner Funds
50 Division Street, Suite 401
Somerville, NJ 08876

Re:	Harding, Loevner Funds, Inc.
Post-Effective Amendment No. 23 to the
Registration Statement on Form N-1A (“Registration Statement”)

Ladies and Gentlemen:

We have acted as counsel for Harding, Loevner Funds, Inc. (the “Registrant”), a corporation duly organized and validly existing under the laws of the State of Maryland, in connection with the registration statement relating to the issuance and sale by the Registrant of authorized shares of its Investor and Institutional Classes of common stock of its Frontier Emerging Markets Portfolio (collectively, the “Shares”) under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended. We have examined such governmental and corporate certificates and records as we deemed necessary to render this opinion, and have relied on representations from such third parties with knowledge of the materials herein.  In addition, we are familiar with the Registrant’s Articles of Incorporation and By-Laws, each as amended and supplemented.

Based upon the foregoing, we are of the opinion that the Shares proposed to be sold pursuant to the Registration Statement, when paid for as contemplated in the Registration Statement, will be legally and validly issued, fully paid and non-assessable. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to be filed with the Securities and Exchange Commission, and to the use of our name in the Registrant’s Statement of Additional Information of the Registration Statement to be dated on or about May 23, 2008, and in any revised or amended versions thereof, under the caption “Counsel.” In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act or the rules and regulations thereunder.

Very truly yours,

/s/ Dechert LLP

Dechert LLP